

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 29, 2012

Via E-mail
Long Nguyen
Chairman of the Board, Chief Executive Officer and
        Chief Financial Officer
Redfield Ventures, Inc.
244 Fifth Avenue
Suite #1563
New York, New York 10001

    Re: **Redfield Ventures, Inc.**
          Amendment No. 2 to Registration Statement on Form S-1
          Filed November 23, 2012
          File No. 333-183502

Dear Mr. Nguyen:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Risk Factors, page 5

We are not yet a fully reporting company…, page 8

1.   We note your responses to comments 3 and 6 in our letter dated November 2, 2012. Please revise the risk factor to remove the inference that your common stock is quoted on the OTC-BB. Please also revise your first sentence to avoid the implication that you will register your shares under the Exchange Act at some certain future date. Please revise to indicate that registration may never be required nor voluntarily pursued by the company.

Consent of Independent Registered Public Accounting Firm, page 26

2.   Please have your auditor revise their consent so that they are consenting to the use of their report dated August 6, 2012.

General

3.   Please update your financial statements pursuant to the applicable sections of Rule 8-08 of Regulation S-X.

          We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

          Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

          Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Kathryn Jacobson, Staff Accountant, at (202) 551-3365 or Robert Littlepage, Accountant Branch Chief, at (202) 551-3361 if you have questions regarding the financial statements and related matters. Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, or me at (202) 551-3810 with any other questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director